SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 5) (1)


                              Optio Software, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68389J106
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                                 (CUSIP Number)

                                    Jay Wolf
                              c/o Trinad Capital LP
                          153 East 53rd St., 48th Floor
                               New York, NY 10022
                                 (212) 521-5180

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 September 28, 2005
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------      -------------------------------------
CUSIP No. 68389J106                   13D
-------------------------------------      -------------------------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Trinad Capital LP                                          20-0593276
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|
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   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                   0
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                 3,003,147
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER              0
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER            3,003,147
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,003,147
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         14.07% (1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                 PN
--------------------------------------------------------------------------------

   (1) On the basis of 21,330,835 shares of Common Stock reported by the Company to be issued and outstanding as of September 12, 2005 in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 14, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------      -------------------------------------
CUSIP No. 68389J106                   13D
-------------------------------------      -------------------------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Trinad Advisors GP, LLC 10-0591650
--------------------------------------------------------------------------------
   2      CHECK THE
          APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*   N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware
--------------------------------------------------------------------------------
       NUMBER OF

        SHARES            7    SOLE VOTING POWER                   0
                         -------------------------------------------------------
     BENEFICIALLY
                          8    SHARED VOTING POWER                 3,003,147
       OWNED BY
                         -------------------------------------------------------
         EACH
                          9    SOLE DISPOSITIVE POWER              0
       REPORTING
                         -------------------------------------------------------
      PERSON WITH
                          10   SHARED DISPOSITIVE POWER            3,003,147
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,003,147
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         14.07% (1)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                 OO
--------------------------------------------------------------------------------

   (1) On the basis of 21,330,835 shares of Common Stock reported by the Company to be issued and outstanding as of September 12, 2005 in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 14, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------      -------------------------------------
CUSIP No. 68389J106                   13D
-------------------------------------      -------------------------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Robert Ellin  N/A
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*   N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2 (e)                                    |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States
--------------------------------------------------------------------------------
      NUMBER OF
                          7    SOLE VOTING POWER                   0
        SHARES
                         -------------------------------------------------------
     BENEFICIALLY
                          8    SHARED VOTING POWER                 3,003,147
       OWNED BY
                         -------------------------------------------------------
         EACH
                          9    SOLE DISPOSITIVE POWER               0
       REPORTING
                         -------------------------------------------------------
      PERSON WITH
                          10   SHARED DISPOSITIVE POWER            3,003,147
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,003,147
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         14.07% (1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                 IN
--------------------------------------------------------------------------------

   (1) On the basis of 21,330,835 shares of Common Stock reported by the Company to be issued and outstanding as of September 12, 2005 in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 14, 2005.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY STATEMENT

This Amendment No. 5 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed on November 12, 2004, as amended by Amendment No. 1, which was filed with the Securities and Exchange Commission (the "SEC") on March 14, 2005, Amendment No.2, which was filed with the SEC on May 25, 2005, Amendment No. 3, which was filed with the SEC on August 17, 2005 and Amendment No. 4, which was filed with the SEC on October 3, 2005 (the "Schedule 13-D"), filed jointly by Trinad Capital LP, Trinad Advisors GP, LLC and Robert Ellin (collectively, the "Reporting Persons"). This Amendment relates to the common stock, no par value per share (the "Common Stock"), of Optio Software, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 3015 Windward Plaza, Fairways II, Alpharetta, GA, 30005. This Amendment amends
Item 4 and amends and restates in its entirety Item 5 of the Schedule 13-D. Except as provided herein, the Schedule 13-D remains in full force and effect.

The purpose of this Schedule 13D/A is to reflect (i) the beneficial ownership of the Common Stock by certain of the Reporting Persons and (ii) a letter that was sent on November 29, 2005 by the Reporting Persons, to the Board of Directors of Optio Software, Inc.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13-D is hereby amended to reflect the following transactions.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share Trinad Capital, LP made purchases of Common Stock on the open market with its working capital:

         Date              Number of Shares Acquired           Price Per Share
      ----------           -------------------------           ---------------
      09/28/2005                   3,000                             1.0767
      09/29/2005                  20,000                             1.0855
      09/29/2005                   1,000                             1.1000
      09/30/2005                  50,000                             1.1147
      09/30/2005                   8,300                             1.1017
      10/03/2005                  25,000                             1.2136
      10/03/2005                   4,000                             1.1550
      10/06/2005                   1,000                             1.1000
      10/10/2005                   3,500                             1.0714
      10/11/2005                  34,000                             1.1007
      10/12/2005                  20,000                             1.1107
      10/12/2005                   1,000                             1.1500
      10/13/2005                   3,000                             1.1500
      10/21/2005                  20,000                             1.1026
      10/24/2005                  15,000                             1.0780
      10/25/2005                  10,000                             1.0715
      10/27/2005                  40,000                             1.0979
      10/27/2005                  12,100                             1.1169
      10/28/2005                  30,000                             1.1295
      10/28/2005                   3,000                             1.1533
      10/31/2005                  25,000                             1.1141
      10/31/2005                  25,000                             1.1306
      10/31/2005                   7,900                             1.1433
      11/02/2005                  15,000                             1.1600
      11/02/2005                   3,000                             1.1467
      11/03/2005                  10,000                             1.1165
      11/10/2005                  10,000                             1.1365
      11/10/2005                   4,100                             1.1400
      11/11/2005                   2,000                             1.1300
      11/16/2005                  25,000                             1.1223
      11/16/2005                   1,000                             1.1500
      11/18/2005                   1,000                             1.1300


On November 29, 2005, the Reporting Persons sent a letter to the Board of Optio expressing concern about its belief that the common stock of Optio is severely undervalued. In order to increase shareholder value, the letter encouraged the Board to consider certain corporate actions, including a stock repurchase program and to actively consider strategic acquisitions or joint venture/business combinations to increase revenue and create growth opportunities. A copy of the letter is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital LP, Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP) and Robert Ellin (as a Managing Member of Trinad Advisors GP, LLC) are deemed to beneficially own an aggregate of 3,003,147 shares of Common Stock, representing approximately 14.07% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the SEC on September 14, 2005. Trinad Capital LP is deemed to be the direct beneficial owner of 3,003,147 shares of Common Stock. Trinad Advisors GP, LLC is deemed to be the indirect beneficial owner of 3,003,147 shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 3,003,147 shares of Common Stock. Each of Trinad Advisors GP, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital LP (except for (i) the indirect interest of Trinad Advisors GP, LLC by virtue of being the general partner of Trinad Capital LLC, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Advisors GP, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a limited partner of Trinad Capital LP). Trinad Advisors GP, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Trinad Capital LP


November 30, 2005                By: /s/ Jay Wolf
                                 ----------------------------------------------
                                 Name:   Jay Wolf
                                 Title:  Managing Director of Trinad
                                         Advisors GP, LLC, the General
                                         Partner of Trinad Capital LP

                                 Trinad Advisors GP, LLC

November 30, 2005                By: /s/ Jay Wolf
                                 ----------------------------------------------
                                 Name:   Jay Wolf
                                 Title:  Managing Director

                                 Robert Ellin

November 30, 2005                By: /s/ Robert Ellin
                                 ----------------------------------------------
                                 Name:   Robert Ellin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).